UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42572

Top Win International Limited

(Translation of registrant’s name into English)

33/F Sunshine Plaza
353 Lockhart Road, Wan Chai, Hong Kong
Tel: +852 2815 7988

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Entry into Agreements and Press Release

On May 29, 2025, Top Win International Limited (Nasdaq: SORA), a Cayman Islands exempted company (the “Company” or “TopWin”), entered into a share purchase agreement to acquire 200,000 shares of Metaplanet Inc. (3350.JP) for JPY832.48 per share. The purchase price is payable within one year of closing in cash or digital asset equivalent. On the same date, TopWin entered into a novation deed for the novation of a put and call option deed dated April 30, 2025 which provided for the option to acquire 2,000,000 shares of HK Asia Holdings Limited (1723.HK) from the vendor Allied Top Investments Limited at HK$4.00 per share. Ms. Mary Wong is the director of Allied Top Investments Limited.

On May 29, 2025, the Company issued a press release, a copy of which is attached to this current report on Form 6-K as Exhibit 99.1. This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBITS INDEX

Exhibit No.	Description
99.1	Press Release dated May 29, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2025	Top Win International Limited

	By:	/s/ Kwan NGAI
	Name:	Kwan NGAI
	Title:	Chief Executive Officer and Director

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